Rad Intelligence

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Sales	274,400.00
Total Income	**$274,400.00**
Cost of Goods Sold	
Cost of Goods Sold	
Cost of labor - COS	1,088.75
Amazon Services Consulting	12,400.00
Creative Design	45,799.46
Facebook Consulting	9,250.00
Miscellaneous	1,920.20
Project Management	61,432.00
Video Production	32,500.00
Web/Front End Development	41,729.00
Total Cost of labor - COS	**206,119.41**
Equipment Rental - COS	
Audio & Video Equipment Rental	250.00
Total Equipment Rental - COS	**250.00**
Media	
Google Adwords	322.34
Influencer Expense	6,500.00
Total Media	**6,822.34**
Software & SaaS Tools	13,363.69
Total Cost of Goods Sold	**226,555.44**
Total Cost of Goods Sold	**$226,555.44**
GROSS PROFIT	**$47,844.56**
Expenses	
Advertising & Marketing	179.33
Client gifts	526.46
Promo Items	658.31
Total Advertising & Marketing	**1,364.10**
Bank Charges & Fees	1,729.22
Billable Expenses	-265.05
Depreciation Expense	8,170.00
Legal & Professional Services	6,962.65
Accounting Services	750.00
Total Legal & Professional Services	**7,712.65**
Other Business Expenses	
Computer repairs & maintenance	1,676.48
Office Supplies	1,941.83
Shipping, Freight & Delivery	54.56
Software & SaaS tools	5,894.99
Technology Consulting Services	26,190.00

	TOTAL
Gig Contractors	48,622.97
Total Technology Consulting Services	**74,812.97**
Website/Email Hosting	1,931.60
Total Other Business Expenses	**86,312.43**
Other Miscellaneous Expense	12,110.40
Sales, General & Administrative Expenses	
Consulting - Product Development	6,000.00
Hiring & Recruiting	57.68
Office	
Rent & Lease	28,878.77
Utilities	
Cellular, telephone & Internet	572.13
Total Utilities	**572.13**
Total Office	**29,450.90**
Payroll Expenses	
Administrative	7,004.88
CTO	12,000.00
Executive Compensation	157,888.42
Executive Personal Expenses	0.00
Total Executive Compensation	**157,888.42**
Sales	11,240.00
Total Payroll Expenses	**188,133.30**
Sales Commission	15,384.00
Sales Presentation	39.00
Taxes & Licenses	0.50
Website (Internal) Design and Maintenance	25,860.16
Total Sales, General & Administrative Expenses	**264,925.54**
Travel & Entertainment	2,845.82
Airfare	4,069.36
Car & Truck	55.46
Hotel	6,091.71
Meals	3,200.00
Parking	1,384.00
Uber/Cabs/Rental Cars	9,459.57
Total Travel & Entertainment	**27,105.92**
Total Expenses	**$409,165.21**
NET OPERATING INCOME	**$ -361,320.65**
Other Income	
Interest Earned	630.07
Total Other Income	**$630.07**
Other Expenses	
Interest Expense	5,394.66
Total Other Expenses	**$5,394.66**
NET OTHER INCOME	**$ -4,764.59**
NET INCOME	**$ -366,085.24**